

December 15, 2017

Hermann Lübbert
Chief Executive Officer
Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen Germany

      Re: Biofrontera AG
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Filed December 7, 2017
          File No. 377-01737

Dear Mr. Lübbert:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Exchange Rates, page 55

1.   We acknowledge your revised disclosure. Please also provide the average exchange rate for any interim period for which financial statements are presented in your prospectus. Refer to prior comment 5.

Use of Proceeds, page 56

2.   We acknowledge your revised disclosure in response to prior comment 6. However, as previously noted, it appears that the net proceeds you ultimately receive from the

preemptive rights offering may be much lower than the estimated amount you currently intend to disclose. Accordingly, please further revise your disclosure to separate your discussion on the expected use of proceeds arising from this offering, and the use of proceeds arising from the preemptive rights offering. Please also clarify the clinical trials for which you intend to use the proceeds and whether you expect to be able to complete each of the identified uses with the proceeds from this offering and your other available assets. If you do not, please clarify your expectations with respect to progress towards completion of the stated uses. You may indicate different levels of progress assuming different levels of exercise of the preemptive rights offering (e.g., assuming no exercise, 50% exercise or full exercise).

Business
Overview, page 83

3.   We refer to your revised disclosure on page 97 that the acne trial is in the early planning stages and that no trial design has been defined. Accordingly, please revise the pipeline table to reflect this information since the table currently appears to indicate that the trial has already been planned. In addition, for this indication, and for your squamous cell carcinoma *in situ* and larger treatment area products, please update the status in the table to indicate that the timeline for pursuing these phase III trials remain to be determined, since it appears from your revised disclosure on page 98 that these trials have been delayed and that your timeline and financial ability to pursue these trials is currently uncertain.

Research and Development and Regulatory Affairs, page 101

4.   We acknowledge your revised disclosures in response to prior comment 13, and your explanation regarding how p-values relate to the FDA's evaluation. Please also provide the p-values for trial 1.

Patents, page 107

5.   We acknowledge your revised disclosures in response to prior comment 15. Please also explain whether the patents for your technology relating to derivatives of 4-(Thio- or Seleno-xanthene-9-ylidine)-Piperidine or Acridine relate to your Ameluz product.

Management, page 120

6.   Your revised disclosure indicates that you have asked the competent court to appoint Mr. Reinhard Eyring to your supervisory board. Please provide the disclosure required by Item 6 of the Form 20-F for Mr. Eyring. Additionally, upon public filing of your registration statement, please include the signatures of your supervisory board members, and to the extent that Mr. Eyring or other nominees are not signatories to your registration statement, please include a written consent for such person in accordance

with Rule 438.

Principal Shareholders, page 139

7.   We acknowledge your revised footnote 4 to the principal shareholder table. Since it
        appears that Deutsche Balaton AG owns more than 5% of your shares, please
        also include the entity in your table. You may clarify for investors in footnote or other
        disclosures that Wilhelm Konrad Thomas Zours indirectly controls the entity.

Audited Financial Statements of Biofrontera AG
Consolidated Cash Flow Statement, page F-7

8.   Please revise your submission to provide disclosure that briefly describes the corrections
        you made to your cash flow statements consistent with your response to prior comment
        19. In this regard, we note that you include error correction disclosure for your Warrant
        Bond disclosure on page F-14. In addition, separately have your auditors tell us why
        their opinion is not dual-dated and does not reference the changes you made to your cash
        flow statements, referencing the authoritative literature they relied upon to support their
        position.

Summary of significant accounting policies
Warrant bonds, page F-15

9.   As IFRS 13 is a standard for fair value measurement and does not provide recognition
        guidance, please tell us why your revised disclosure in response to prior comment 23
        indicates that the difference between the contract value and the fair value of the liability
        component is the equity component based on guidance in IFRS 13.

Notes to Condensed Consolidated Financial Statements
Unaudited Financial Statements of Biofrontera AG
Convertible bond 2017/2022, page F-45

10.   We acknowledge your response to prior comment 30. Although you indicate in your
        response that you recorded an embedded derivative liability for the conversion feature of
        these bonds, you reference paragraph 31 of IFRS 32 which relates to the accounting for
        compound financial instruments not the accounting for embedded derivatives under
        paragraph 11 of IFRS 39. If you indeed have accounted for the conversion feature as an
        embedded derivative, please tell us the following:
        •   The fair value of the embedded conversion feature associated with the €2.7 million of
            bonds outstanding at June 30, 2017 and where that liability is presented on your
            balance sheet;
        •   The fair value of the embedded conversion feature immediately before conversion
            associated with the €2.3 million of bonds converted during the first half of 2017, the

amount of the charge/credit to profit or loss associated with the change in the fair value of the derivative liability for those bonds converted, and the location of the charge/credit in your condensed consolidated statement of comprehensive income; and

- The amount of the charge/credit to profit or loss associated with the change in the fair value of the derivative liability for those bonds still outstanding at June 30, 2017.

If you have not accounted for the conversion feature of these bonds as an embedded derivative liability under paragraph 11 of IAS 39, please explain to us why not and reference for us the authoritative literature you rely upon to support your accounting.

You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stephen Older